UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Powell, Samuel C
   998 E Lake Drive


   Burlington, NC  27215
2. Issuer Name and Ticker or Trading Symbol
   MEDTOX SCIENTIFIC, INC. (TOX)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   11/04/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  11/04/02    P        6,000         A  $6.8750      157,516        D  Direct
Restricted Stock                                                                                 1,513          D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $6.3818                                                                    05/01/01     05/01/11
(right to buy)
Non-Qualified Stock Option     $6.9545                                                                    05/10/00     05/10/10
(right to buy)
Non-Qualified Stock Option     $2.0966                                                                    02/24/99     02/24/09
(right to buy)
Non-Qualified Stock Option     $7.1591                                                                    07/03/97     07/03/07
(right to buy)
Non-Qualified Stock Option     $10.2727                                                                   01/01/02     01/01/12
(right to buy)
Non-Qualified Stock Option     $75.7636                                                                   01/01/92     01/01/02
(right to buy)
Warrant (right to buy)         $8.7075                                                                    09/30/02     09/30/04

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock                   3,056                     3,056         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   3,056                     3,056         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   6,112                     6,112         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   3,972                     3,972         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   2,750                     2,750         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   306                       306           D   Direct
(right to buy)
Warrant (right to buy)                   Common Stock                   11,484                    11,484        D   Direct

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ By: Richard J. Braun
    For: Samuel C. Powell
DATE 11/05/02